Exhibit 4

Annex I(B)

Unaudited* Special-Purpose Unconsolidated Financial Statements of Telecom Personal as of December 31, 2016.

* The special-purpose unconsolidated financial statements attached hereto were prepared to comply with local Argentine laws and thus, were subject to an audit performed under International Standards on Auditing (ISAs). Such financial statements were not audited under PCAOB or US GAAS.

TELECOM PERSONAL S.A. (Absorbed company)

SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016

SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016

INDEX

Special unconsolidated statement of financial position
Notes to the Special-purpose unconsolidated financial statements

Alicia Moreau de Justo 50 — Autonomous City of Buenos Aires

SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016

Main activity of the company: the provision, directly or through third parties or associated with third parties, of ICT Services, whether fixed, mobile, wired, wireless, national or international, with or without own infrastructure, within the framework of the applicable licenses, and the provision of Audiovisual Communication Services.

Date of registration in the IGJ:

Of the bylaws: August 8, 1994

Of the last amendment: January 25, 2016

Date of expiration of the bylaws: August 8, 2093

Information on the controlling company in Note 4.a)

CAPITAL STOCK

AS OF DECEMBER 31, 2016

(in Argentine pesos)

Registered, subscribed and fully paid (Note 5)
Ordinary shares of $1 argentine peso of nominal value each and entitled to one vote each	1,552,572,405

Annex I(B) - Page 1

SPECIAL UNCONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016

(In millions of Argentine pesos)

ASSETS
Current Assets
Cash and cash equivalents	3,583
Investments	1,558
Trade receivables	5,693
Other receivables	688
Inventories	1,209
Total current assets	12,731
Non-Current Assets
Other receivables	348
Investments	1,444
Property, plant and equipment	9,541
Intangible assets	7,086
Total non-current assets	18,419
TOTAL ASSETS	31,150
LIABILITIES
Current Liabilities
Trade payables	6,082
Deferred revenues	314
Financial debt	2,999
Salaries and social security payables	385
Income tax payables	509
Other taxes payables	919
Other liabilities	14
Provisions	56
Total current liabilities	11,278
Non-Current Liabilities
Trade payables	141
Deferred revenues	106
Financial debt	8,318
Salaries and social security payables	7
Deferred income tax liabilities	555
Other liabilities	1
Provisions	581
Total non-current liabilities	9,709
TOTAL LIABILITIES	20,987
EQUITY
Capital Stock	1,553
Inflation adjustment of capital stock	349
Legal reserve	380
Special reserve for IFRS implementation	405
Voluntary reserve for future investments and working capital financing	1,470
Voluntary reserve for future dividends payments	2,536
Other comprehensive results	658
Retained earnings	2,812
TOTAL EQUITY	10,163
TOTAL LIABILITIES AND EQUITY	31,150

The accompanying notes are an integral part of this special unconsolidated statement of financial position.

Information on the main accounts is given in Note 3 to this special unconsolidated statement of financial position.

Baruki González
Chairman of the Board of Directors

Annex I(B) - Page 2

NOTES TO THE SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

(In millions of Argentine pesos or otherwise expressly indicated)

INDEX

Note		Page
	Glossary of terms	4
1	Purpose of the special-purpose unconsolidated financial statements	5
2	Basis of preparation of the special-purpose unconsolidated financial statements and significant accounting policies	5
3	Breakdown of the main accounts of the special-purpose unconsolidated financial statements as of December 31, 2016	11
4	Controlling company and balances with Companies Law No. 19,550	14
5	Capital stock	15

Annex I(B) - Page 3

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these special-purpose unconsolidated financial statements.

Company or Personal or Telecom Personal: Telecom Personal S.A.

Nortel: Nortel Inversora S.A.

Sofora: Sofora Telecomunicaciones S.A.

Telecom Argentina: Telecom Argentina S.A.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

ENACOM: the Regulatory Authority, the National Communications Agency.

ENARD (Ente Nacional de Alto Rendimiento Deportivo): National High Sport Performance Organization.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fintech:  Fintech Telecom LLC, Sofora’s controlling company.

IASB:  International Accounting Standards Board.

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

IGJ (Inspección General de Justicia): General Board of Corporations.

LGS (Ley General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

NDF: Non-Deliverable Forward.

Núcleo: Núcleo S.A.

PCS: Personal Communications Service. A mobile communications service with systems that operate in a manner similar to cellular systems.

PEN: National Executive Power.

Personal Envíos:  Personal Envíos S.A.

PP&E:  Property, plant and equipment.

RT 26: Technical Resolution No. 26 issued by the FACPCE, amended by RT 29 and RT 43.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications, former regulatory authority.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

WAI: means W de Argentina — Inversiones S.A.

Participating Companies: Sofora, Telecom Personal, Nortel and Telecom Argentina, all of them together.

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NOTE 1 — PURPOSE OF THE SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS

On March 17, 2017 the Company was notified of the intention of Sofora’s shareholders, indirect controlling company of Personal, that the Boards of Directors of the Company shall evaluate a corporate reorganization (“the Reorganization”) among Sofora, Nortel and Telecom Personal (“the Absorbed companies”) and Telecom Argentina as the continuing company (“the Surviving company”). The purpose of the Reorganization is to simplify the corporate structure of Telecom Argentina in line with international standards and market practices.

The Reorganization shall be effective as of 12 am of the day in which the Presidents of the Board of Directors of the Participating Companies (hereinafter, the “Reorganization Effectiveness Date”), execute a minute of transfer of operations recording that: (i) Telecom Argentina has set up its technical-operational systems to assume Telecom Personal, Nortel and Sofora’s operations and activities; and (ii) as of the Reorganization Effectiveness Date the transfer of the operations and activities of the Absorbed companies into Telecom Argentina is perfected because the following conditions to which the Reorganization is subject (the ENACOM’s authorizations, the WAI’s Sofora shares subject to amortization have been fully amortized and the final reorganization agreement has been executed, among others), have been complied with; as from that date the transfer of all the assets and liabilities of the Absorbed companies to the Surviving Company will be effective, causing the Surviving company to acquire ownership of all rights and assume all obligations and liabilities of any nature of the Absorbed companies, all subject to the corporate approvals required under the applicable regulations and the registration of the merger and dissolution without liquidation of the Absorbed companies before the IGJ.

Meanwhile, the Absorbed companies and Telecom Argentina are performing all the necessary procedures before the regulatory and administrative entities and stock exchanges and markets of the country and abroad (CNV, BCBA, Merval, ENACOM and any governmental or other entity), necessary to carry out and perfect the Reorganization.

Notwithstanding this, Telecom Argentina and the Absorbed companies agree to continue with the ordinary course of their business and agree neither to establish limitations on the administration of their respective activities nor to establish guarantees for compliance with the normal development thereof until the Reorganization is perfected.

The Participating Companies agree on a corporate reorganization through a merger by absorption of Sofora, Nortel and Telecom Personal, as Absorbed companies, into Telecom Argentina, as Surviving company, pursuant to the terms of Sections 82 and 83 of the LGS, and within the tax framework provided by Sections 77 et seq. of Law No. 20,628 of Income Tax, as amended and complemented, the CNV Regulations, the BCBA Regulations, the IGJ Regulations and other regulations applicable.

So, these special-purpose unconsolidated financial statements as of December 31, 2016 have been prepared with the only purpose of the Reorganization abovementioned.

NOTE 2 — BASIS OF PREPARATION OF THE SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)             Basis of preparation

These special-purpose unconsolidated financial statements have been prepared in accordance with RT 26 of FACPCE (as amended and adopted by the CPCECABA), as required by the CNV.

Given its specific purpose described in Note 1, these special-purpose unconsolidated financial statements do not include the following statements: the special income statement, the special statement of changes in equity, the special statement of cash flows or the notes and other information required by IFRS.

These special-purpose unconsolidated financial statements are a free translation from the original special-purpose unconsolidated financial statements issued in Spanish and filed to the CNV in Argentina and contain the same information to the original version.

These special-purpose unconsolidated financial statements are presented in millions of pesos, so the accounting balances have been rounded. The effect of the aforementioned rounding is non-material for the special-purpose unconsolidated financial statements taken as a whole.

The preparation of these special-purpose unconsolidated financial statements in conformity with IFRS requires the Company’s Management to use certain critical accounting estimates. Actual results could differ from those estimates.

These special-purpose unconsolidated financial statements have been prepared on a going concern basis as there is a reasonable expectation that Personal, or through Telecom Argentina as Surviving company after the Reorganization, will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

Annex I(B) - Page 5

These special-purpose unconsolidated financial statements as of December 31, 2016 were approved by resolution of the Board of Directors’ meeting held on March 31, 2017.

b)             Significant accounting policies

The following are the significant accounting policies used in the preparation of these special-purpose unconsolidated financial statements:

1)             Foreign currency balances

At year-end exchange rate.

2)             Foreign currency translation

The items included in the financial statements of each entity are recorded using the currency of the primary economic environment in which each entity carries out its activities (“the functional currency”). The financial statements are presented in Argentine pesos ($), which is the functional currency of Telecom Personal. The functional currency of the Company’s foreign subsidiaries is represented by the legal tender of the country in which each company is located.

The financial statements of the Company’s foreign subsidiaries (Núcleo Personal Envíos) are translated using the exchange rates at the reporting date for assets and liabilities. The exchange differences resulting from the application of this method are recorded to Other Comprehensive Results.

3)             Financial instruments

3.1) Financial assets

Financial assets and liabilities, on initial recognition, are measured at transaction price as of the acquisition date. Financial assets are derecognized in the financial statement when the rights to receive cash flows from them have expired or have been transferred and the Company has transferred substantially all the risks and benefits of ownership.

Upon acquisition, in accordance with IFRS 9, financial assets are subsequently measured at either amortized cost, or fair value, on the basis of both:

(a) the entity’s business model for managing the financial assets; and

(b) the contractual cash flow characteristics of the financial asset.

A financial asset shall be measured at amortized cost if both of the following conditions are met:

(a) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and

(b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Additionally, for assets that met the abovementioned conditions, IFRS 9 provides for an option to designate, at inception, those assets as measured at fair value if doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

A financial asset that is not measured at amortized cost according to the paragraphs above is measured at fair value.

Financial assets include:

Cash and cash equivalents

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed three months.

Cash and cash equivalents are recorded, according to their nature, at fair value or amortized cost.

Time deposits are valued at their amortized cost.

Investments in other short-term investments are carried at fair value. During 2016, Personal acquired other short-term investments whose main underlying asset is adjustable to the variation of the US$/$ exchange rate (dollar linked).

Investments in Lebacs are valued at amortized cost.

Annex I(B) - Page 6

Trade and other receivables

Trade and other receivables classified as either current or non-current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

Investments

Those National, Provincial and Municipal Governments bonds denominated in foreign currency whose initial intention is to keep them until their maturity, are measured at amortized cost and bear an interest in foreign currency. In this particular case, Management estimated the US Dollar denominated cash flows to be generated until maturity and compared that amount to the fair value of the instrument in US Dollars at the acquisition date. The acquisition cost in US Dollars has been adjusted by applying the IRR and the resulting value was converted to Argentine pesos using the exchange rate as of the date of measurement.

Likewise, Personal acquired Government bonds during 2016. Taking into account the business model chosen to manage these financial assets, and according to the provisions of IFRS 9, these bonds are recorded at their fair value.

Impairment of financial assets

At every annual date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the income statement.

Certain circumstances of impairment of financial assets that the Company assesses to determine whether there is objective evidence of an impairment loss could include: delay in the payments received from customers; customers that enter bankruptcy; the disappearance of an active market for that financial asset because of financial difficulties; observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets, significant financial difficulty of the obligor, among others.

3.2) Financial liabilities

Financial liabilities comprise trade payables (excluding Derivatives), financial debt, which include Notes, salaries and social security payables (see 10) below) and certain other liabilities.

Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

3.3) Derivatives

Derivatives are used by the Company to manage its exposure to exchange rate and sometimes interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to pre-established operational limits.

All derivative financial instruments are measured at fair value in accordance with IFRS 9.

Derivative financial instruments qualify for Hedge Accounting only when:

a) The hedging relation consists only on hedging instruments and hedged items eligible;

b) Since its inception the hedging relation and the purpose and risk management strategy, are formally designated and documented;

c) The hedging relationship satisfies the following requirements of hedge effectiveness:

(i) the economic relationship between the hedged item and the hedging instrument;
(ii) the effect of credit risk is not predominant in respect of changes of value coming from this economic relationship, and

(iii) the coverage ratio of the hedging relationship is the same as that provided by the amount of the hedged item that really covers the entity and the amount of the hedging instrument that the entity actually used to cover that amount of the hedged item.

When a derivative financial instrument is designated as a cash flow hedge (the hedge of the exposure to variability in cash flows of an asset or liability, a firm commitment or a highly probable forecasted transaction) the effective portion of any gain or loss on the derivative financial instrument is recognized directly in OCI. The cumulative gain or loss is removed from OCI and recognized in the income statement at the same time as the hedged transaction affects the income statement.

If hedged item is a prospective transaction that results in the recognition of a non-financial asset or liability or a firm commitment, the cumulative gain or loss that was initially recognized in OCI is reclassified to the carrying amount of such asset or liability.

Annex I(B) - Page 7

4)             Inventories

Inventories are measured at the lower of cost and estimated net realizable value. Cost is determined on a weighted average cost basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Allowances are made for obsolete and slow-moving inventories.

From time to time, the Management of Personal decides to sell mobile handsets at prices lower than their respective costs. This strategy is aimed at achieving higher service revenues or at retention of high value customers by reducing customer access costs while maintaining the companies’ overall mobile business profitability since the customer subscribes a monthly service contract for indefinite period with a minimum period of permanence and, if the contract is abandoned in advance, the mobile company has the right to cancel, totally or partially, the bonus granted to the customer at the beginning of the contractual relationship. For the estimation of the net realizable value in these cases the Company considers the estimated selling price in normal course of business less applicable variable selling expenses plus the expected margin from the service contract signed during its minimum non-cancelable term.

5)             Non-current investments

The equity interest in controlled companies is valued at the equity method net of results not transferred to third parties, determined on the basis of year-end financial statements and prepared with similar accounting policies as those used in the preparation of these special-purpose unconsolidated financial statements.

The Management of the Company has not been aware of facts that could change the financial position or results of subsidiaries as of December 31, 2016 as from the date of approval of their financial statements, which have a significant impact on the valuation of the investments at that date.

6)             PP&E

PP&E is stated at acquisition or construction cost. Subsequent expenditures are capitalized only when they represent an improvement, it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.

All other subsequent costs are recognized as expense in the period in which they are incurred, unless they are improvements. When a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items if they are significant.

PP&E cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized in the statement of financial position under Provisions line item at its present value.

The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are annually reviewed. Changes in the above liability are recognized as an increase or decrease of the cost of the relative asset and are depreciated prospectively.

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously taking into account, among others, technological obsolescence, maintenance and condition of the assets and different intended use from previous estimates. The effect of such changes is recognized prospectively in the income statement.

7)             Intangible assets

Intangible assets are recognized when the following conditions are met: the asset is separately identifiable, it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

Intangible assets with a finite useful life are stated at cost, less accumulated amortization and impairment losses, if any.

Intangible assets with an indefinite useful life are stated at cost, less accumulated impairment losses, if any.

Intangible assets comprise the following:

• Subscriber acquisition costs (“SAC”)

Direct and incremental costs incurred for the acquisition of new subscribers with a minimum contractual period are capitalized when the conditions for the recognition of an intangible asset are met.

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The cost of acquiring postpaid and “cuentas claras” subscribers in mobile telephony meet the conditions established by IFRS for its recognition as intangible asset, since these contracts establish a minimum contractual period, which guarantees minimum monthly income by installments and, in the event of early cancellation, grants the right to cancel bonuses granted at the beginning of the contractual relationship (i.e, equipment bonuses). SAC are mainly related to the mobile services; and are mainly comprised of upfront commissions paid to third parties and, to a lower extent, of subsidies granted to customers on the sale of handsets.

Capitalized SAC are amortized on a straight-line basis over the term of the contract with the customer acquired.

On August 17, 2016, Law No. 27,265 (in force since August 29, 2016) was published in the Official Bulletin incorporating an amendment to Law No. 24,240 of Consumer Protection. This incorporation (in Section 10 quárter) establishes the prohibition of “collection of advance notice, advance month and/or any other concept, by service providers, including public services, in the cases of unsubscription request made by subscribers, either in a personal, telephonic, electronic or similar way” In this sense, since last quarter of 2016, the Company complies with these regulations, where applicable, and the Company’s Management will continue assessing the effects of the new regulations in its SAC capitalization policies.

• 3G/4G licenses

It includes 3G and 4G frequencies awarded by the SC to Personal in November 2014 and June 2015. In accordance with Section 12 of the Auction Terms and Conditions they were granted for a period of 15 years as from the date of awarding notification. After this deadline, the Regulatory Authority may extend the term at Personal´s request. The extension of the term, the related cost and conditions shall be defined by the Regulatory Authority.

Consequently, the Company’s management has concluded that the 3G and 4G licenses have a finite useful life and therefore are amortized under the straight-line method over 180 months.

As a consequence of Section 4 (d) of PEN Decree No. 1,340/16, the remaining useful life of the frequencies included in lot 8 of the auction was re-estimated in 4Q16. It was considered that 700 Mhz bands would be released since May 2017 and, in compliance with the mentioned Decree, the period of 15 years from such date was computed.

• PCS license (Argentina)

The Company, based on an analysis of all of the relevant factors, has considered the license having an indefinite useful life since there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

• Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a specified period of time. Acquisition costs are capitalized as intangible assets and amortized over the terms of the respective capacity agreements, generally 180 months.

• Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, with expiration up to year 2028.

8)             Impairment of PP&E and intangible assets

At least annually, the Company assesses whether there are any indicators of impairment of assets that are subject to amortization. Both internal and external sources of information are used for this purpose. Internal sources include, among others, obsolescence or physical damage of the asset, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include, among others, the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Company over market capitalization.

The carrying value of an asset is considered impaired by the Company when it is higher than its recoverable amount. In that event, a loss shall be recognized in the statement of income.

The recoverable value of an asset is the higher of its fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the evaluated asset.

Annex I(B) - Page 9

Where it is not possible to estimate the recoverable value of an unconsolidated asset, the Company estimates the recoverable value of the cash-generating unit to which the asset belongs.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded if no impairment loss had been recognized.

Intangible assets with an indefinite useful life (including intangible assets under development or not ready to use) are not subject to amortization and are tested at least annually for impairment. The only intangible asset with an indefinite useful life held by the Company as of December 31, 2016 is the PCS license (Argentina). Its recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

During 2016, Telecom Personal has assessed the recoverability of certain assets related to the mobile access modernization and replacement of its cellular network’s access technology, recording an impairment for the total book value of the assets involved amounting to $71.

Likewise, Personal has assessed the recoverability of a group of former work in progress, recording an impairment of $38 as of December 31, 2016 (equivalent to its book value).

9)             Deferred revenues

Deferred revenues include:

•                 Deferred revenues on prepaid calling cards

Revenues from unused traffic and data packs for unexpired calling cards are deferred and recognized as revenue when the minutes and the data are used by customers or when the card expires, whichever happens first.

•                 Customer Loyalty Programs

The fair value of the award credits regarding Personal’s customer loyalty program is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first.

10)      Salaries and social security payables

Include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits. See 3.2) above for a description of the accounting policy regarding the measurement of financial liabilities.

Termination benefits represent severance indemnities that are payable when employment is terminated in accordance with labor regulations and current practices, or whenever an employee accepts voluntary redundancy in exchange for these benefits. In the case of severance compensations resulting from agreements with employees leaving the Company upon acceptance of voluntary redundancy, the compensation is usually comprised of a special cash bonus paid upon signing the severance agreement, and in certain cases may include a deferred compensation, which is payable in monthly installments calculated as a percentage of the prevailing wage at the date of each payment (“prejubilaciones”). The employee’s right to receive the monthly installments mentioned above starts on the date they leave the Company and ends either when they reach the legal mandatory retirement age or upon the decease of the beneficiary, whichever occurs first.

11)      Taxes payables

The Company is subject to different taxes and levies such as municipal taxes, tax on deposits to and withdrawals from bank accounts, turnover taxes, regulatory fees (including SU) and income taxes, among others, that represent an expense for the Company. It is also subject to other taxes over its activities that generally do not represent an expense (internal taxes, VAT, Retention Decree No. 583/10 ENARD).

The principal taxes that represent an expense for the Company are the following:

• Income taxes

The Company records income taxes in accordance with IAS 12.

Deferred taxes are recognized using the “liability method”. Temporary differences arise when the tax base of an asset or liability differs from their carrying amounts. A deferred income tax asset or liability is recognized on those differences, except for those differences related to investments in subsidiaries that generate a deferred income tax liability, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

The statutory income tax rate in Argentina is 35%.

Annex I(B) - Page 10

• Turnover tax

The Company is subject to a tax levied on financial income. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services or equipment).

• Other taxes and levies

Since the beginning of 2001, telecommunication services companies have been required to make a SU contribution to fund SU requirements. The SU tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the SU tax and other deductions stated by regulations. The rate is 1% of total billed revenues and adopts the “pay or play” mechanism for compliance with the mandatory contribution to the SU fund.

12)      Provisions

The Company records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value of money is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation.

Provisions also include the expected costs of dismantling assets and restoring the corresponding site if a legal or constructive obligation exists. The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed annually, at each financial year-end.

NOTE 3 — BREAKDOWN OF THE MAIN ACCOUNTS OF THE SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

CURRENT ASSETS

a) Cash and cash equivalents

Cash	6
Banks	727
Time deposits	837
Lebacs at amortized cost	604
Other short-term investments	1,409
3,583

b) Investments

Government bonds at fair value	1,272
Provincial government and Municipal bonds at amortized cost	13
Government bonds at amortized cost in foreign currency	3
Other short-term investments	270
1,558

c) Trade receivables

Services and equipment	5,990
Balances with Companies Law No. 19,550	144
Allowance for doubtful accounts	(441)
5,693

d) Other receivables

Prepaid expenses	428
Expenditure reimbursement	126
Receivables for return of handsets under warranty	29
Balances with Companies Law No. 19,550	25
Tax credits	14
Guarantee deposits	10
Restricted funds	7
Non deliverable forward	2
PP&E disposal receivables	1
Other	57
Allowance for doubtful accounts	(11)
688

e) Inventories

Mobile handsets	1,255
Mobile handsets in transit	1
Allowance for obsolescence of inventories	(47)
1,209

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NON CURRENT ASSETS

f) Other receivables

Prepaid expenses	202
Restricted funds	17
Tax credits	10
Balances with Companies Law No. 19,550	107
Guarantee deposits	12
348

g) Investments

Núcleo	1,128
Government bonds at amortized cost in foreign currency	255
Provincial government and Municipal bonds at amortized cost — dollar linked	61
1,444

h) PP&E

Land, buildings and installations	211
Computer equipment and software	1,253
Switching and transmission equipment (i)	1,982
Mobile network access and external wiring	3,919
Construction in progress	1,133
Other tangible assets	338
Subtotal PP&E	8,836
Materials	839
Impairment of PP&E	(109)
Valuation allowance for materials and impairment of materials	(25)
9,541

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

i) Intangible assets

3G/4G licenses	5,105
Other licenses	588
Rights of use and exclusivity agreements	21
SAC mobile services	1,372
7,086

CURRENT LIABILITIES

j) Trade payables

PP&E	2,975
Other assets and services	2,071
Inventory	675
Agent commissions	353
Balances with Companies Law No. 19,550	8
6,082

k) Deferred revenues

On mobile customer loyalty programs	85
On prepaid calling cards	214
Other	15
314

l) Financial debt

Bank overdrafts — principal	1,666
Bank loans — principal	620
Notes — principal	566
Accrued interest	145
Non deliverable forward	2
2,999

m) Salaries and social security payables

Vacation and bonuses	287
Social security payables	90
Termination benefits	8
385

n) Income tax payables

Income tax payables	1,586
Withholdings and payments in advance of income taxes	(1,077)
509

Annex I(B) - Page 12

o) Other taxes payables

Tax withholdings	195
VAT, net	304
Internal taxes	138
Tax on Universal Service	110
Regulatory fees	59
Turnover tax	52
Municipal taxes	35
Retention Decree No. 583/10 ENARD	26
919

p) Other liabilities

Compensation for directors and members of the Supervisory Committee	12
Guarantees received	2
14

q) Provisions

Civil and commercial proceedings	6
Labor claims	18
Regulatory, tax and other matters claims	32
56

NON CURRENT LIABILITIES

r) Trade payables

PP&E	141
141

s) Deferred revenues

On mobile customer loyalty programs	106
106

t) Financial debt

Bank loans — principal	6,234
Notes — principal	2,084
8,318

u) Salaries and social security payables

Termination benefits	2
Bonuses	5
7

v) Deferred income tax liabilities

Deferred tax assets:
Allowance for doubtful accounts	(271)
Provisions	(149)
Termination benefits	(120)
Deferred tax liabilities:
PP&E	205
Intangible assets	584
Cash dividends from foreign companies	150
Mobile handsets financed sales	84
Investments	4
Other, net	68
555

w) Other liabilities

Other	1
1

x) Provisions

Civil and commercial proceedings	139
Labor claims	111
Regulatory, tax and other matters claims	118
Asset retirement obligations	213
581

Annex I(B) - Page 13

NOTE 4 — CONTROLLING COMPANY AND BALANCES WITH COMPANIES LAW No. 19,550

a)             Controlling company

Telecom Argentina is the controlling company of Personal, which main activity is the provision, directly or through third parties or associated with third parties, of ICT Services, whether fixed, mobile, wired, wireless, national or international, with or without own infrastructure, within the framework of the applicable licenses, and the provision of Audiovisual Communication Services. This corporate purpose was amended by Telecom Argentina´s Ordinary and Extraordinary Shareholders’ Meeting held on June 22, 2015 and it is registered before the IGJ as of December 31, 2016. The legal address of Telecom Argentina is Alicia Moreau de Justo 50 — 13th Floor — Autonomous City of Buenos Aires.

Telecom Argentina holds 99.992% stake in the Company, meaning that exercises control of the Company in the terms of Section 33 of LGS.

Nortel, the controlling company of Telecom Argentina, holds 55.60% stake in Telecom Argentina as of December 31, 2016. All of the common shares of Nortel belong to Sofora. As of December 31, 2016 these shares represent 78.38% of the capital stock of Nortel.

Sofora’s capital stock consists of shares of common stock, with a par value of $1 argentine peso each and one vote per share. As of December 31, 2016, Sofora’s shares are held by Fintech Telecom LLC (68%) and W de Argentina - Inversiones S.A. (32%). Additionally, Fintech holds 58,173,522 Class B shares of Telecom Argentina, which represent 5.91% of Telecom Argentina’s total capital stock.

Fintech Telecom LLC, a Delaware (United States) limited liability company, is a wholly-owned direct subsidiary of Fintech Advisory Inc. and its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina. Fintech Advisory Inc., a Delaware (United States) company, is directly controlled by Mr. David Martínez (a member of Telecom Argentina’s Board of Directors). Fintech Advisory Inc. is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets.

On March 17, 2017, within the framework of the Reorganization described in Note 1, Sofora´s shareholders have agreed to the total amortization of the 32% of WAI´s equity interest in Sofora. Once this amortization has been perfected, Fintech Telecom LLC will control 100% of Sofora’s capital stock, consolidating all of Sofora’s economic and corporate rights.

b)             Balances with Companies Law No. 19,550 as of December 31, 2016

	Type of company

CURRENT ASSETS
Trade receivables
Telecom Argentina	Controlling company	144
		144
Other receivables
Telecom Argentina	Controlling company	13
Núcleo	Subsidiary	12
		25
NON CURRENT ASSETS
Other receivables
Telecom Argentina	Controlling company	107
		107
CURRENT LIABILITIES
Trade payables
Núcleo	Subsidiary	8
		8

Annex I(B) - Page 14

NOTE 5 — CAPITAL STOCK

Personal´s General Ordinary Shareholders’ Meeting held on November 17, 2014 approved the increase of the capital stock (up to five times) in an amount of $1,242. As a consequence, Personal´s capital stock as of December 31, 2016 amounts to $1,553, representing 1,552,572,405 ordinary shares of $1 argentine peso of nominal value each and entitled to one vote each and is fully paid and registered before the IGJ.

Baruki González
Chairman of the Board of Directors

Annex I(B) - Page 15